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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


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                                  SCHEDULE 13G


                                 (Rule 13d-102)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) and (d) AND AMENDMENTS THERETO FILED PURSUANT TO
                                RULE 13(d)-2(b)


                   Under the Securities Exchange Act of 1934


                                  Synavant Inc.
                                 --------------
                                (Name of Issuer)


                                  Common Stock
                        --------------------------------
                         (Title of Class of Securities)


                                   87157A-10-5
                        ------------------------------
                                 (CUSIP Number)




                                December 21, 2001
                          ----------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [_] Rule 13d-1(b)

     [X] Rule 13d-1(c)

     [_] Rule 13d-1(d)

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CUSIP NO.  87157A-10-5
           -----------
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      NAMES OF REPORTING PERSONS.

      Glenview Capital Management, LLC

 1    I.R.S. IDENTIFICATION Nos. OF ABOVE PERSONS (ENTITIES ONLY).

      13-4136746
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]
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      SEC USE ONLY
 3
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      CITIZENSHIP OR PLACE OF ORGANIZATION

 4    Delaware, United States
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                          SOLE VOTING POWER
                     5
     NUMBER OF            2,571,279
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER

   BENEFICIALLY      6
     OWNED BY             None
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER

                     7
    REPORTING             2,571,279
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER

       WITH          8    None
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

 9    2,571,279
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10
                                                                    [_]
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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

11    17.14%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON

12    IA
------------------------------------------------------------------------------

                                       2

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Item 1(a).        Name of Issuer:

                  Synavant Inc.

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  3445 Peachtree Road NE, Suite 1400
                  Atlanta
                  Georgia 30326

Item 2(a).        Name of Person Filing:

                  Glenview Capital Management, LLC

Item 2(b).        Address of Principal Business Office or, if None, Residence:

                  540 Madison Avenue, 33/rd/ Floor
                  New York, New York 10022

Item 2(c).        Citizenship:

                  United States.

Item 2(d).        Title of Class of Securities:

                  Common Stock

Item 2(e).        CUSIP Number:

                  87157A-10-5

Item 3. This statement is not filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c)

Item 4.           Ownership:

                  Glenview Capital Management, LLC beneficially owns 2,571,279 Common Stock shares of Synavant Inc., which represents 17.14% of aggregate outstanding shares of that class. Glenview Capital Management, LLC has sole power to vote or direct the vote the entire holding and has sole power to dispose of or direct the disposal of the entire shareholding.

Item 5.           Ownership of Five Percent or Less of a Class:

                  Not applicable


                                       3

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Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person:

                  Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

                  Not applicable.

Item 8.           Identification and Classification of Members of the Group:

                  Not applicable.

Item 9.           Notice of Dissolution of Group:

                  Not applicable.

Item 10.          Certification:

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                     12/28/2001
                                       -----------------------------------------
                                                       Date

                                             /s/ Lawrence M. Robbins
                                       -----------------------------------------
                                    Lawrence M. Robbins, Chief Executive Officer


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